JOSEPH I. EMAS
                                 ATTORNEY AT LAW
                             1224 Washington Avenue
                           Miami Beach, Florida 33139
                                 (305) 531-1174

May 23, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Effie Simpson

                Re: Northwest Horizon Corporation (the "Company") Form 8-K filed on April 25, 2005
                         File No. 333-111486

Dear Ms. Simpson:

Thank you for your comment on the Company's Form 8-K filed on April 25, 2005


1. Please revise the Form to state whether the former accountant resigned, declined to stand for reelection or was dismissed, and the specific date, as required by Item 304(a)(1)(ii) of Regulation S-K.

We have noted this comment and have revised the Form 8-K/A to reflect the requisite disclosure.

2. Please file a letter from your former accountant, indicating whether they agree with your disclosures in the Form 8-K.

We have noted this comment and have revised the Form 8-K/A to reflect the requisite disclosure.

The Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Harrison
-------------------------------------------
Chief Executive Officer
Date: May 23, 2005